Bangkok Bank
ธนาคารกรุงเทพ

09046573

SEC Mail Processing Section
JUN 01 2009
Washington, DC
105

May 15, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st quarter 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

SUPPL

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Surayut Thavikulwat, Vice President

dlw 7/20

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the separate balance sheet of Bangkok Bank Public Company Limited as at March 31, 2009, and the related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the quarter then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews. The consolidated and separate financial statements of the Bank for the quarter ended March 31, 2008, presented herein for comparison, were reviewed by another auditor of the same firm whose review report thereon dated May 13, 2008, stated that nothing had come to his attention that caused him to believe that such consolidated and separate financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and separate financial statements of the Bank referred to in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and separate financial statements of the Bank for the year ended December 31, 2008 were audited in accordance with generally accepted auditing standards by another auditor of the same firm, whose audit report thereon dated February 24, 2009 expressed an unqualified opinion. The consolidated and separate balance sheets as at December 31, 2008, presented herein for comparison, have been derived from such financial statements which were audited and reported on by such other auditor. We have not performed any other audit procedures subsequent to such other auditor's report date.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
May 12, 2009

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2009 AND DECEMBER 31, 2008

Baht : '000

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		March 31, 2009 (Unaudited)	December 31, 2008	March 31, 2009 (Unaudited)	December 31, 2008
ASSETS					
CASH		34,843,046	41,505,777	34,711,494	41,413,640
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		119,162,240	11,958,446	118,397,271	11,242,816
Non-interest bearing		9,842,943	5,802,222	9,820,066	5,775,055
Foreign items					
Interest bearing		102,458,468	87,323,172	96,764,083	84,013,533
Non-interest bearing		26,892,688	33,813,574	26,736,859	33,360,303
Total interbank and money market items, net		258,356,339	138,897,414	251,718,279	134,391,707
INVESTMENTS	4.2				
Current investments, net		96,330,553	120,742,513	96,029,101	119,648,871
Long-term investments, net		188,033,029	162,697,991	186,340,384	160,841,014
Investments in subsidiaries and associated companies, net		474,664	400,896	6,010,901	5,967,911
Total investments, net		284,838,246	283,841,400	288,380,386	286,457,796
LOANS AND ACCRUED INTEREST RECEIVABLE	4.3				
Loans		1,138,107,682	1,181,217,132	1,130,100,486	1,171,716,239
Accrued interest receivable		2,439,392	3,405,638	2,408,922	3,390,628
Total loans and accrued interest receivable		1,140,547,074	1,184,622,770	1,132,509,408	1,175,106,867
Less Allowance for doubtful accounts		(56,065,729)	(53,980,194)	(55,481,952)	(53,397,708)
Less Revaluation allowance for debt restructuring		(5,371,830)	(6,370,495)	(5,371,830)	(6,370,495)
Total loans and accrued interest receivable, net		1,079,109,515	1,124,272,081	1,071,655,626	1,115,338,664
PROPERTIES FOR SALE, NET		35,733,828	35,980,627	29,035,777	29,619,628
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		505,791	492,888	505,791	492,888
PREMISES AND EQUIPMENT, NET		30,391,546	30,822,507	30,195,590	30,617,003
DERIVATIVE REVALUATION		7,577,312	9,477,789	7,558,205	9,466,665
OTHER ASSETS, NET		12,258,214	11,820,675	11,971,402	12,045,520
TOTAL ASSETS		1,743,613,837	1,677,111,158	1,725,732,550	1,659,843,511

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2009 AND DECEMBER 31, 2008

Baht : '000

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Note	March 31, 2009 (Unaudited)	December 31, 2008	March 31, 2009 (Unaudited)	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS					
Deposits in Baht		1,223,247,118	1,201,005,321	1,223,233,720	1,202,286,347
Deposits in foreign currencies		127,759,991	121,282,116	115,607,288	109,190,368
Total deposits		1,351,007,109	1,322,287,437	1,338,841,008	1,311,476,715
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		14,937,666	12,180,444	15,654,189	12,602,103
Non-interest bearing		3,468,953	4,659,954	3,379,490	4,567,033
Foreign items					
Interest bearing		32,814,257	36,122,222	30,029,033	32,691,583
Non-interest bearing		4,391,274	2,936,791	4,458,314	3,023,639
Total interbank and money market items		55,612,150	55,899,411	53,521,026	52,884,358
LIABILITIES PAYABLE ON DEMAND		6,263,908	5,449,818	6,244,102	5,425,272
BORROWINGS	4.4				
Short-term borrowings		88,731,228	59,833,857	87,482,704	58,934,809
Long-term borrowings		9,578,279	9,293,587	9,578,279	9,293,587
Total borrowings		98,309,507	69,127,444	97,060,983	68,228,396
BANK'S LIABILITIES UNDER ACCEPTANCES		505,791	492,888	505,791	492,888
PROVISIONS FOR CONTINGENCIES		4,482,184	4,106,244	4,482,184	4,106,244
DERIVATIVE REVALUATION		11,098,510	15,189,633	11,084,800	15,174,093
OTHER LIABILITIES		37,267,393	28,955,268	37,311,102	28,878,224
TOTAL LIABILITIES		1,564,546,552	1,501,508,143	1,549,050,996	1,486,666,190

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT MARCH 31, 2009 AND DECEMBER 31, 2008

Baht : '000

	Note	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		March 31, 2009 (Unaudited)	December 31, 2008	March 31, 2009 (Unaudited)	December 31, 2008
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	4.5				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550	16,550	16,550	16,550
3,998,345,000 ordinary shares of Baht 10 each		39,983,450	39,983,450	39,983,450	39,983,450
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,429	19,088,429	19,088,429	19,088,429
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232	56,346,232	56,346,232	56,346,232
UNREALIZED INCREMENT PER LAND APPRAISAL		10,191,315	10,191,315	10,191,315	10,191,315
UNREALIZED INCREMENT PER PREMISES APPRAISAL		5,270,831	5,493,374	5,270,831	5,493,374
UNREALIZED GAINS ON INVESTMENT		10,481,313	11,304,109	10,478,629	11,279,497
UNREALIZED LOSSES ON INVESTMENT		(5,807,945)	(5,417,385)	(5,781,526)	(5,412,797)
FOREIGN EXCHANGE ADJUSTMENT		(1,749,841)	(1,566,131)	(1,187,225)	(1,107,236)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,400	45,400	-	-
RETAINED EARNINGS	4.7				
Appropriated					
Legal reserve		13,000,000	13,000,000	13,000,000	13,000,000
Others		46,500,000	46,500,000	46,500,000	46,500,000
Unappropriated		25,078,406	19,987,235	22,774,869	17,798,507
TOTAL		178,444,140	174,972,578	176,681,554	173,177,321
MINORITY INTEREST		623,145	630,437	-	-
TOTAL SHAREHOLDERS' EQUITY		179,067,285	175,603,015	176,681,554	173,177,321
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,743,613,837	1,677,111,158	1,725,732,550	1,659,843,511
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	4.8				
AVALS TO BILLS AND GUARANTEES OF LOANS		6,291,151	6,243,315	6,091,886	6,029,008
LIABILITY UNDER UNMATURED IMPORT BILLS		9,419,665	10,555,000	9,306,270	10,424,147
LETTERS OF CREDIT		26,395,125	26,113,156	26,275,928	25,909,639
OTHER CONTINGENCIES		982,060,513	1,006,601,570	978,010,592	1,004,071,599

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

Baht : '000

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2009	2008	2009	2008
INTEREST AND DIVIDEND INCOME					
Interest on loans		14,905,799	14,804,028	14,796,884	14,682,173
Interest on interbank and money market items		583,969	1,678,951	556,293	1,593,241
Investments		2,250,162	3,263,948	2,325,057	3,280,597
Total interest and dividend income		17,739,930	19,746,927	17,678,234	19,556,011
INTEREST EXPENSES					
Interest on deposits		4,411,151	5,913,860	4,324,206	5,833,272
Interest on interbank and money market items		243,782	498,514	233,280	429,119
Interest on short-term borrowings		571,878	206,641	561,019	208,998
Interest on long-term borrowings		369,284	344,519	369,284	344,519
Total interest expenses		5,596,095	6,963,534	5,487,789	6,815,908
NET INTEREST AND DIVIDEND INCOME		12,143,835	12,783,393	12,190,445	12,740,103
BAD DEBT AND DOUBTFUL ACCOUNTS		2,951,261	1,766,011	2,934,645	1,730,836
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(979,767)	(202,320)	(979,767)	(202,320)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		10,172,341	11,219,702	10,235,567	11,211,587
NON-INTEREST INCOME					
Gain (loss) on investments		307,812	(178,325)	299,683	(178,784)
Equity in undistributed net income		105,771	40,256	-	-
Fees and service income					
Acceptances, aval and guarantees		20,959	22,174	20,959	22,174
Others		4,691,237	4,841,239	4,491,074	4,532,491
Gain on exchange		1,118,172	1,266,576	1,106,965	1,253,012
Gain on disposal of assets		214,105	275,224	155,284	293,775
Other income		227,850	107,678	204,512	107,542
Total non-interest income		6,685,906	6,374,822	6,278,477	6,030,210
NON-INTEREST EXPENSES					
Personnel expenses		3,631,046	3,289,126	3,506,693	3,129,592
Premises and equipment expenses		1,763,271	1,616,103	1,722,689	1,571,234
Taxes and duties		682,431	780,875	683,092	757,457
Fees and service expenses		1,073,193	1,031,059	1,056,112	1,020,542
Directors' remuneration		18,641	18,127	16,950	16,700
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		1,188,842	1,194,521	1,188,842	1,194,521
Other expenses		1,374,284	1,337,358	1,348,756	1,312,443
Total non-interest expenses		9,731,708	9,267,169	9,523,134	9,002,489
INCOME BEFORE INCOME TAX		7,126,539	8,327,355	6,990,910	8,239,308
INCOME TAX EXPENSES		2,250,146	2,668,910	2,237,091	2,636,579
NET INCOME		4,876,393	5,658,445	4,753,819	5,602,729
ATTRIBUTABLE TO					
Equity holders of the Bank		4,868,628	5,625,987	4,753,819	5,602,729
Minority interest		7,765	32,458	-	-
		4,876,393	5,658,445	4,753,819	5,602,729
BASIC EARNINGS PER SHARE	BAHT	2.55	2.95	2.49	2.94
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	THOUSAND SHARES	1,908,843	1,908,843	1,908,843	1,908,843

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

Baht : '000

CONSOLIDATED FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Unrealized Losses on Investment	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Beginning balance as at January 1, 2008	19,088,429	56,346,232	10,192,264	6,398,381	13,403,433	(1,620,859)	(1,938,657)	45,400	12,000,000	36,500,000	15,564,819	165,979,442	657,497	166,636,939
Unrealized increment per premises appraisal	-	-	-	(225,016)	-	-	-	-	-	-	-	(225,016)	-	(225,016)
Unrealized gains (losses) on investment	-	-	-	-	(457,340)	273,694	-	-	-	-	-	(183,646)	606	(183,040)
Foreign exchange adjustment	-	-	-	-	-	-	(850,808)	-	-	-	-	(850,808)	-	(850,808)
Gains (losses) recognised in equity	-	-	-	(225,016)	(457,340)	273,694	(850,808)	-	-	-	-	(1,259,470)	606	(1,258,864)
Net income	-	-	-	-	-	-	-	-	-	-	5,625,987	5,625,987	32,458	5,658,445
Total recognised gains (losses) for the quarter	-	-	-	(225,016)	(457,340)	273,694	(850,808)	-	-	-	5,625,987	4,366,517	33,064	4,399,581
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	225,016	225,016	-	225,016
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	-	(13,000)	(13,000)
Ending balance as at March 31, 2008	19,088,429	56,346,232	10,192,264	6,173,365	12,946,093	(1,347,165)	(2,789,465)	45,400	12,000,000	36,500,000	21,415,822	170,570,975	677,561	171,248,536
												-		-
Beginning balance as at January 1, 2009	19,088,429	56,346,232	10,191,315	5,493,374	11,304,109	(5,417,385)	(1,566,131)	45,400	13,000,000	46,500,000	19,987,235	174,972,578	630,437	175,603,015
Unrealized increment per premises appraisal	-	-	-	(222,543)	-	-	-	-	-	-	-	(222,543)	-	(222,543)
Unrealized gains (losses) on investment	-	-	-	-	(822,796)	(390,560)	-	-	-	-	-	(1,213,356)	(8,057)	(1,221,413)
Foreign exchange adjustment	-	-	-	-	-	-	(183,710)	-	-	-	-	(183,710)	-	(183,710)
Gains (losses) recognised in equity	-	-	-	(222,543)	(822,796)	(390,560)	(183,710)	-	-	-	-	(1,619,609)	(8,057)	(1,627,666)
Net income	-	-	-	-	-	-	-	-	-	-	4,868,628	4,868,628	7,765	4,876,393
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	(822,796)	(390,560)	(183,710)	-	-	-	4,868,628	3,249,019	(292)	3,248,727
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	222,543	222,543	-	222,543
Dividend paid	-	-	-	-	-	-	-	-	-	-	-	-	(7,000)	(7,000)
Ending balance as at March 31, 2009	19,088,429	56,346,232	10,191,315	5,270,831	10,481,313	(5,807,945)	(1,749,841)	45,400	13,000,000	46,500,000	25,078,406	178,444,140	623,145	179,067,285

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

Baht : '000

	SEPARATE FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Unrealized Losses on Investment	Foreign Exchange Adjustment	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total
Beginning balance as at January 1, 2008	19,088,429	56,346,232	10,192,264	6,398,381	13,402,528	(1,619,628)	(1,492,458)	12,000,000	36,500,000	13,575,880	164,391,628
Unrealized increment per premises appraisal	-	-	-	(225,016)	-	-	-	-	-	-	(225,016)
Unrealized gains (losses) on investment	-	-	-	-	(458,435)	273,474	-	-	-	-	(184,961)
Foreign exchange adjustment	-	-	-	-	-	-	(706,314)	-	-	-	(706,314)
Gains (losses) recognised in equity	-	-	-	(225,016)	(458,435)	273,474	(706,314)	-	-	-	(1,116,291)
Net income	-	-	-	-	-	-	-	-	-	5,602,729	5,602,729
Total recognised gains (losses) for the quarter	-	-	-	(225,016)	(458,435)	273,474	(706,314)	-	-	5,602,729	4,486,438
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	225,016	225,016
Ending balance as at March 31, 2008	19,088,429	56,346,232	10,192,264	6,173,365	12,944,093	(1,346,154)	(2,198,772)	12,000,000	36,500,000	19,403,625	169,103,082
Beginning balance as at January 1, 2009	19,088,429	56,346,232	10,191,315	5,493,374	11,279,497	(5,412,797)	(1,107,236)	13,000,000	46,500,000	17,798,507	173,177,321
Unrealized increment per premises appraisal	-	-	-	(222,543)	-	-	-	-	-	-	(222,543)
Unrealized gains (losses) on investment	-	-	-	-	(800,868)	(368,729)	-	-	-	-	(1,169,597)
Foreign exchange adjustment	-	-	-	-	-	-	(79,989)	-	-	-	(79,989)
Gains (losses) recognised in equity	-	-	-	(222,543)	(800,868)	(368,729)	(79,989)	-	-	-	(1,472,129)
Net income	-	-	-	-	-	-	-	-	-	4,753,819	4,753,819
Total recognised gains (losses) for the quarter	-	-	-	(222,543)	(800,868)	(368,729)	(79,989)	-	-	4,753,819	3,281,690
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	222,543	222,543
Ending balance as at March 31, 2009	19,088,429	56,346,232	10,191,315	5,270,831	10,478,629	(5,781,526)	(1,187,225)	13,000,000	46,500,000	22,774,869	176,681,554

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	7,126,539	8,327,355	6,990,910	8,239,308
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	845,055	831,385	830,186	818,579
Bad debt and doubtful accounts	2,951,261	1,766,011	2,934,645	1,730,836
Loss on debt restructuring (reversal)	(979,767)	(202,320)	(979,767)	(202,320)
Loss (gain) on foreign exchange	59,070	(1,503,257)	68,883	(1,506,832)
Amortization of discount on investment in debt securities	(111,015)	(514,108)	(111,289)	(512,967)
Unrealized loss on revaluation of trading securities	71,361	40,036	71,630	39,356
Unrealized loss (gain) on transfer of investments	11,344	(25,057)	11,344	(25,057)
Gain on disposal of securities for investments	(501,327)	(1,158,676)	(493,427)	(1,158,676)
Loss on impairment of investments	137,653	1,419,932	137,653	1,419,932
Equity in undistributed net income	(105,771)	(40,256)	-	-
Dividend income from associated companies	74,993	9,449	-	-
Loss on impairment of properties for sale	254,790	227,373	254,790	227,373
Gain on disposal of premises and equipment	(6,885)	(6,355)	(6,987)	(6,349)
Loss on impairment of other assets	4,953	2,181	4,953	2,181
Provisions for contingencies expenses	375,940	173,780	375,940	173,780
Interest and dividend income	(17,739,930)	(19,746,927)	(17,678,234)	(19,556,011)
Interest expenses	5,596,095	6,963,534	5,487,789	6,815,908
Proceeds from interest and dividend income	18,745,882	19,573,093	18,707,263	19,410,632
Interest expenses paid	(7,132,208)	(11,371,819)	(7,021,929)	(11,236,727)
Decrease (increase) in other accrued receivables	(38,113)	(12,937)	386	108
Increase in other accrued expenses	331,270	364,632	409,250	434,739
Income from operations before changes in operating assets and liabilities	9,971,190	5,117,049	9,993,989	5,107,793
Decrease (increase) in operating assets				
Interbank and money market items	(119,637,029)	5,433,892	(117,515,766)	4,123,646
Securities purchased under resale agreements	-	10,200,000	-	10,200,000
Current investments - trading securities	2,286,843	(12,149,428)	2,127,591	(12,300,202)
Loans	41,615,788	(43,147,092)	40,121,939	(41,308,824)
Properties for sale	601,299	1,732,987	938,351	1,299,573
Other assets	1,584,070	(15,145,827)	2,069,717	(15,095,973)

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

(Unaudited)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	28,719,672	19,614,938	27,364,292	19,675,589
Interbank and money market items	(287,261)	3,212,836	636,668	1,909,640
Liabilities payable on demand	814,089	728,310	818,830	374,642
Short - term borrowings	28,926,033	(3,785,622)	28,548,770	(3,331,601)
Other liabilities	3,620,917	6,525,470	3,730,906	7,349,553
Cash used in operating activities before income tax	(1,784,389)	(21,662,487)	(1,164,713)	(21,996,164)
Income tax paid	(142,241)	(141,738)	(122,113)	(114,763)
Net cash used in operating activities	(1,926,630)	(21,804,225)	(1,286,826)	(22,110,927)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(40,961,511)	(28,536,503)	(39,523,207)	(28,189,209)
Proceeds from disposal of available-for-sale securities	28,906,909	37,942,221	27,339,427	37,942,221
Purchase of held-to-maturity debt securities	(3,503,853)	(4,773,369)	(1,899,951)	(2,795,690)
Proceeds from redemption of held-to-maturity debt securities	11,032,817	11,424,927	8,866,817	9,284,927
Purchase of general investments	(148,125)	(490,722)	(148,125)	(490,722)
Proceeds from disposal of general investments	491,069	811,727	491,069	811,727
Purchase of investments in associated companies	(42,990)	-	(42,990)	-
Proceeds from disposal of investments in associated companies	-	40,000	-	40,000
Purchase of premises, equipment and leasehold	(484,202)	(535,949)	(474,958)	(511,286)
Proceeds from disposal of premises and equipment	7,009	7,327	7,001	7,311
Net cash provided by (used in) investing activities	(4,702,877)	15,889,659	(5,384,917)	16,099,279
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase in borrowings	13,962	1,778	13,962	1,778
Dividend paid for minority interest	(7,000)	(13,000)	-	-
Net cash provided by (used in) financing activities	6,962	(11,222)	13,962	1,778
Effect on cash due to changes in the exchange rates	(40,186)	(28,625)	(44,365)	(24,636)
Net decrease in cash	(6,662,731)	(5,954,413)	(6,702,146)	(6,034,506)
Cash as at January 1,	41,505,777	35,715,065	41,413,640	35,655,288
Cash as at March 31,	34,843,046	29,760,652	34,711,494	29,620,782

Notes to the financial statements form an integral part of these interim financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2009 and December 31, 2008, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The interim consolidated and the interim separate financial statements for the quarters ended March 31, 2009 and 2008 has been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Holding Companies of Financial Industry dated August 3, 2008.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2008.

The results of operations for the quarters ended March 31, 2009 and 2008 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of the financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting quarter. The actual results may differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 Accounting standards to be applied for the financial statements of periods beginning on or after January 1, 2009, that are relevant to the Bank are as follows :

TAS 36 (Revised 2007) Impairment of Assets
TAS 54 (Revised 2007) Non-current Assets Held for Sale and Discontinued Operations

The Bank has adopted the above accounting standards which have no material impact on the Bank's financial statements.

2.3 The interim consolidated financial statements for the quarters ended March 31, 2009 and 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed, and the consolidated balance sheet as at December 31, 2008, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the interim consolidated financial statements for the quarters ended March 31, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The interim consolidated financial statements for the quarters ended March 31, 2009 and 2008 and the consolidated balance sheet as at December 31, 2008 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The interim consolidated financial statements for the quarters ended March 31, 2009 and 2008 included interest in associated companies' equity which was determined from the unreviewed financial statements of these companies and the consolidated balance sheet as at December 31, 2008 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2007 and 2006, respectively.

2.4 The interim separate financial statements for the quarters ended March 31, 2009 and 2008 and the separate balance sheet as at December 31, 2008 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

2.5 The interim financial statements for the quarter ended March 31, 2008, presented herewith for comparison, had been reclassified to conform to the classifications applied in the interim financial statements for the quarter ended March 31, 2009 as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
STATEMENTS OF CASH FLOWS FOR THE QUARTER ENDED MARCH 31, 2008				
Net income	5,626.0	-	5,602.7	-
Income before income tax	-	8,327.4	-	8,239.3
Items to reconcile income before income tax to cash received (paid) from operating activities				
Interest and dividend income	-	(19,746.9)	-	(19,556.0)
Interest expenses	-	6,963.5	-	6,815.9
Proceeds from interest and dividend income	-	19,573.1	-	19,410.6
Interest expenses paid	-	(11,371.8)	-	(11,236.7)
Increase in accrued interest receivable and dividend income	(173.8)	-	(145.4)	-
Decrease in accrued interest payable	(4,408.3)	-	(4,420.8)	-
Increase in other accrued expenses	2,897.0	364.6	2,956.6	434.7
Minority interest in net income of subsidiaries	32.5	-	-	-
Decrease (increase) in operating assets				
Other assets	(15,151.0)	(15,145.8)	(15,096.0)	(15,096.0)
Income tax paid	-	(141.7)	-	(114.8)

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank applies accounting policies and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information

Significant non-cash items for the quarters ended March 31, 2009 and 2008 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	2009	2008	2009	2008
Unrealized gains on investments in shareholders' equity decrease	(822.8)	(457.3)	(800.9)	(458.4)
Unrealized losses on investments in shareholders' equity (increase) decrease	(390.6)	273.7	(368.7)	273.5
Properties for sale increased from loans payment/inactive assets	609.3	598.3	609.3	598.3
Unrealized increment per land and premises appraisal transferred to retained earnings	222.5	225.0	222.5	225.0

4.2 Investments

4.2.1 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries classified investments as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Trading securities	7,906.2	13,424.2	7,778.7	13,135.4
Available-for-sale securities	227,469.1	213,638.5	225,767.2	211,706.9
Held-to-maturity debt securities	35,544.2	43,118.7	35,389.2	42,398.5
General investments	13,444.0	13,259.1	13,434.4	13,249.1
Investments in subsidiaries and associated companies (Note 4.2.2)	474.7	400.9	6,010.9	5,967.9
Total investments, net	284,838.2	283,841.4	288,380.4	286,457.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	7,898.6	11.8	(4.2)	7,906.2
Add (less) Revaluation allowance	7.6			-
Total	7,906.2			7,906.2
Available-for-sale securities	78,017.9	513.7	(713.8)	77,817.8
Add (less) Revaluation allowance	384.8			-
Less Allowance for impairment	(584.9)			-
Total	77,817.8			77,817.8
Held-to-maturity debt securities	10,606.5	69.5	(0.0)	10,676.0
Less Allowance for impairment	-			-
Total	10,606.5			10,676.0
Total current investments, net	96,330.5			96,400.0
Long-term investments				
Available-for-sale securities	151,692.5	7,204.7	(9,245.9)	149,651.3
Add (less) Revaluation allowance	4,303.0			-
Less Allowance for impairment	(6,344.2)			-
Total	149,651.3			149,651.3
Held-to-maturity debt securities	24,937.7	386.2	-	25,323.9
Less Allowance for impairment	-			-
Total	24,937.7			25,323.9
General investments				
Regular equity securities	14,088.1			21,810.8
Equity securities received through debt restructuring	1,585.5			3,969.8
Total	15,673.6			25,780.6
Less Allowance for impairment	(2,229.6)			-
Total	13,444.0			25,780.6
Total long-term investments, net	188,033.0			200,755.8

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008			
Current investments				
Trading securities	13,342.5	88.3	(6.6)	13,424.2
Add (less) Revaluation allowance	81.7			-
Total	13,424.2			13,424.2
Available-for-sale securities	89,890.7	415.0	(832.2)	89,473.5
Add (less) Revaluation allowance	289.4			-
Less Allowance for impairment	(706.6)			-
Total	89,473.5			89,473.5
Held-to-maturity debt securities	17,844.8	73.6	(6.8)	17,911.6
Less Allowance for impairment	-			-
Total	17,844.8			17,911.6
Total current investments, net	120,742.5			120,809.3
Long-term investments				
Available-for-sale securities	124,726.2	8,185.5	(8,746.7)	124,165.0
Add (less) Revaluation allowance	5,641.5			-
Less Allowance for impairment	(6,202.7)			-
Total	124,165.0			124,165.0
Held-to-maturity debt securities	25,273.9	408.2	(8.0)	25,674.1
Less Allowance for impairment	-			-
Total	25,273.9			25,674.1
General investments				
Regular equity securities	13,905.8			21,899.5
Equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,529.8			25,858.2
Less Allowance for impairment	(2,270.7)			-
Total	13,259.1			25,858.2
Total long-term investments, net	162,698.0			175,697.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	7,770.8	11.8	(3.9)	7,778.7
Add (less) Revaluation allowance	7.9			-
Total	7,778.7			7,778.7
Available-for-sale securities	77,829.2	512.7	(689.0)	77,652.9
Add (less) Revaluation allowance	408.6			-
Less Allowance for impairment	(584.9)			-
Total	77,652.9			77,652.9
Held-to-maturity debt securities	10,597.5	69.5	(0.0)	10,667.0
Less Allowance for impairment	-			-
Total	10,597.5			10,667.0
Total current investments, net	96,029.1			96,098.6
Long-term investments				
Available-for-sale securities	150,145.2	7,202.5	(9,233.4)	148,114.3
Add (less) Revaluation allowance	4,313.3			-
Less Allowance for impairment	(6,344.2)			-
Total	148,114.3			148,114.3
Held-to-maturity debt securities	24,791.7	382.6	-	25,174.3
Less Allowance for impairment	-			-
Total	24,791.7			25,174.3
General investments				
Regular equity securities	14,071.1			21,755.2
Equity securities received through debt restructuring	1,585.5			3,969.8
Total	15,656.6			25,725.0
Less Allowance for impairment	(2,222.2)			-
Total	13,434.4			25,725.0
Total long-term investments, net	186,340.4			199,013.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	13,055.5	86.5	(6.6)	13,135.4
Add (less) Revaluation allowance	79.9			-
Total	13,135.4			13,135.4
Available-for-sale securities	89,650.1	414.2	(826.0)	89,238.3
Add (less) Revaluation allowance	294.8			-
Less Allowance for impairment	(706.6)			-
Total	89,238.3			89,238.3
Held-to-maturity debt securities	17,275.2	73.6	(6.8)	17,342.0
Less Allowance for impairment	-			-
Total	17,275.2			17,342.0
Total current investments, net	119,648.9			119,715.7
Long-term investments				
Available-for-sale securities	123,052.8	8,161.4	(8,745.6)	122,468.6
Add (less) Revaluation allowance	5,618.5			-
Less Allowance for impairment	(6,202.7)			-
Total	122,468.6			122,468.6
Held-to-maturity debt securities	25,123.3	405.5	(8.0)	25,520.8
Less Allowance for impairment	-			-
Total	25,123.3			25,520.8
General investments				
Regular equity securities	13,888.5			21,842.5
Equity securities received through debt restructuring	1,624.0			3,958.7
Total	15,512.5			25,801.2
Less Allowance for impairment	(2,263.4)			-
Total	13,249.1			25,801.2
Total long-term investments, net	160,841.0			173,790.6

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at March 31, 2009 and December 31, 2008, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 regarding the Waiver for Adoption of the TAS No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at March 31, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. and December 31, 2008, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 4.2.3).

As at March 31, 2009 and December 31, 2008, the Bank had investments in 28 companies and 28 companies, amounting to cost value of Baht 423.0 million and Baht 419.6 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 418.9 million and Baht 418.9 million, respectively.

As at March 31, 2009 and December 31, 2008, the Bank had investments in 6 listed companies and 7 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 133.1 million and Baht 74.0 million, respectively, The Bank had set aside allowance for impairment of these investments amounting to Baht 73.9 million and Baht 74.0 million, respectively.

As at March 31, 2009 and December 31, 2008, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from Thai Asset Management Corporation (TAMC), amounting to Baht 13,736.4 million and Baht 13,981.4 million, respectively (See Note 4.3.5).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

4.2.2 As at March 31, 2009 and December 31, 2008, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received*
			CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2009				
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	35.99%	43.0	250.6	-
Processing Center Co., Ltd.	Service	Ordinary share	50.0	30.82%	15.0	107.7	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	48.5	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	5.9	-
Total					71.7	474.7	
Less Allowance for impairment					(1.8)	-	
Investments in associated companies, net					69.9	474.7	

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received***
			CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	131.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	50.0	30.82%	15.0	179.5	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	21.9	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	5.9	-
Total					28.7	400.9	
Less Allowance for impairment					(1.8)	-	
Investments in associated companies, net					26.9	400.9	

* Dividend received for the quarter ended March 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the year ended December 31, 2008.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2009 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.36%	183.1	21.0
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	-
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	35.99%	43.0	-
Processing Center Co., Ltd.	Service	Ordinary share	50.0	30.82%	15.0	75.0
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,108.4	
Less Allowance for impairment					(97.5)	
Investments in subsidiaries and associated companies, net					6,010.9	

* Dividend received for the quarter ended March 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008 Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.36%	183.1	81.8
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	101.4
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	50.0	30.82%	15.0	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,065.4	
Less Allowance for impairment					(97.5)	
Investments in subsidiaries and associated companies, net					5,967.9	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated balance sheets as at March 31, 2009 and December 31, 2008 and the consolidated financial statements for the quarters ended March 31, 2009 and 2008 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2009			December 31, 2008		
	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,190.6	3,494.4	-	4,196.8	3,689.8	-
Processing Center Co., Ltd.	460.6	111.2	-	664.4	82.0	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
National ITMX Co., Ltd.	361.3	184.6	-	341.1	261.3	-
PCC Capital Co., Ltd.*	260.7	9.4	-	260.7	9.4	-
Thai Digital ID Co., Ltd.*	12.3	3.1	-	12.3	3.1	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	March 31, 2009			March 31, 2008		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	261.5	55.3	-	292.7	33.2	-
Processing Center Co., Ltd.	56.3	12.8	-	130.0	48.2	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	-	-	-	74.1	(9.6)	(4.5)
Thai Polymer Textile Co., Ltd.	-	-	-	81.0	(13.8)	(6.3)
Thai Taffeta Textile Co., Ltd.	-	-	-	62.1	(0.6)	(0.3)
National ITMX Co., Ltd.	137.5	95.8	-	71.9	46.4	-
PCC Capital Co., Ltd.**	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.**	21.1	8.1	-	20.5	9.5	-

* The consolidated financial statements as at March 31, 2009 and December 31, 2008 determined from associated companies' financial information as at December 31, 2007.

** The consolidated financial statements for the quarters ended March 31, 2009 and 2008 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

4.2.3 As at March 31, 2009 and December 31, 2008, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 22.6 million. Details and financial information of such investments are as follows (See Note 4.2.1) :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009

Company	Type of Business	Type of Shares	Paid-up Share Capital*	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,283.1	2,771.1
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008

Company	Type of Business	Type of Shares	Paid-up Share Capital*	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,283.1	2,771.1
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

* The consolidated financial statements as at March 31, 2009 and December 31, 2008 determined from companies' financial information as at December 31, 2007, except for Sammitr Motors Manufacturing PCL. determined from financial information as at December 31, 2008.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED* March 31, 2009 Revenue	Profit (Loss)	Unrecognized Share of Loss	March 31, 2008 Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.6	0.7	-	1.9	0.9	-
TPT Petrochemical PCL.	-	-	-	15,280.2	(1,185.5)	-
Sammitr Motors Manufacturing PCL.	3,308.1	(220.3)	-	3,283.5	201.5	-
UMC Metals Co., Ltd.	-	-	-	5,322.0	302.0	-
CBNP (Thailand) Co., Ltd.	125.5	(470.4)	(97.8)	81.1	(577.8)	(120.2)

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at March 31, 2009 and December 31, 2008, the consolidated statements of income and the consolidated statements of changes in shareholders' equity for the quarters ended March 31, 2009 and 2008, would have been impacted as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease) March 31, 2009	December 31, 2008
BALANCE SHEET		
Assets		
Investments in subsidiaries and associated companies, net	145.7	531.9
Shareholders' equity		
Unrealized increment per assets appraisal	242.1	256.8
Foreign exchange adjustment	(23.4)	(23.6)
Retained earnings - Unappropriated	(73.0)	298.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease) FOR THE QUARTERS ENDED MARCH 31, 2009	2008
STATEMENTS OF INCOME		
Non-interest income		
Gain (loss) on investments	(311.8)	1,347.5
Equity in undistributed net income	(59.9)	48.2
Net income	(371.7)	1,395.7
Earnings per share (Baht)	(0.19)	0.73

* The consolidated financial statements for the quarters ended March 31, 2009 and 2008 determined from companies' financial information for the years ended December 31, 2007 and 2006, respectively, except for Sammitr Motors Manufacturing PCL. determined from financial information for the years ended December 31, 2008 and 2007, respectively.

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS	
	Increase (Decrease)	
	FOR THE QUARTERS ENDED MARCH 31,	
	2009	2008
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Beginning balance as at January 1,		
Unrealized increment per assets appraisal	256.8	3,206.1
Foreign exchange adjustment	(23.6)	(26.4)
Retained earnings - Unappropriated	298.7	(2,898.5)

4.2.4 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Agriculture and mining	-	-	-	-
Manufacturing and commercial	118.5	118.5	118.5	118.5
Real estate and construction	200.8	200.8	200.8	200.8
Utilities and services	16.4	16.5	16.4	16.5
Others	1,581.6	1,623.7	1,581.6	1,623.7
Total	1,917.3	1,959.5	1,917.3	1,959.5

4.3 Loans and accrued interest receivable

4.3.1 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,044,982.8	450,328.1	1	6,136.1
Special mentioned	35,807.0	15,751.2	2	332.2
Substandard	11,246.5	1,690.6	100	1,872.1
Doubtful	12,559.2	4,292.2	100	4,578.1
Doubtful of loss	35,951.5	15,395.6	100	16,856.1
Total	1,140,547.0	487,457.7		29,774.6
Add Allowance for doubtful accounts which exceed the provision required by the BOT				26,291.1
Total				56,065.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,103,200.3	489,208.1	1	6,541.4
Special mentioned	26,311.5	9,528.1	2	209.4
Substandard	9,211.4	1,749.5	100	1,755.2
Doubtful	9,829.1	3,611.4	100	3,790.8
Doubtful of loss	36,070.5	14,741.6	100	16,016.4
Total	1,184,622.8	518,838.7		28,313.2
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,667.0
Total				53,980.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2009			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	1,038,113.7	443,588.3	1	6,099.5
Special mentioned	35,082.4	15,035.0	2	323.9
Substandard	11,190.7	1,641.3	100	1,865.5
Doubtful	12,459.1	4,207.4	100	4,479.2
Doubtful of loss	35,663.5	15,374.0	100	16,589.8
Total	1,132,509.4	479,846.0		29,357.9
Add Allowance for doubtful accounts which exceed the provision required by the BOT				26,124.1
Total				55,482.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	1,094,358.1	480,508.5	1	6,479.3
Special mentioned	26,087.2	9,305.7	2	207.4
Substandard	9,151.0	1,696.9	100	1,747.5
Doubtful	9,703.4	3,524.8	100	3,668.7
Doubtful of loss	35,807.2	14,720.5	100	15,774.2
Total	1,175,106.9	509,756.4		27,877.1
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,520.6
Total				53,397.7

As at March 31, 2009 and December 31, 2008, the consolidated and the separate financial statements included the allowance for doubtful account on a collective approach for loans, classified as normal and special mentioned amounted to Baht 1,800.6 million and Baht 1,814.2 million, respectively.

4.3.2 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had unearned discounts as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Unearned discounts	647.4	488.3	614.9	440.1

4.3.3 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
NPLs before allowance for doubtful accounts	59,719.7	55,084.5	59,277.3	54,635.8
NPLs as percentage of total loans	4.8	4.6	4.8	4.6
Net NPLs after allowance for doubtful accounts	34,445.4	30,966.0	34,374.9	30,889.8
Net NPLs as percentage of net total loans	2.8	2.7	2.8	2.7

4.3.4 As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2009				Million Baht
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	3,321.1	1,013.5	688.0	688.0
Total	8	3,321.1	1,013.5	688.0	688.0

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				Million Baht
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2
Total	8	2,554.5	1,116.4	603.2	603.2

					Million Baht
	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	3,321.1	1,013.5	688.0	688.0
Total	8	3,321.1	1,013.5	688.0	688.0

					Million Baht
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Listed companies identified for delisting	8	2,554.5	1,116.4	603.2	603.2
Total	8	2,554.5	1,116.4	603.2	603.2

4.3.5 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at March 31, 2009 and December 31, 2008, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,292.9 million and Baht 2,235.1 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2009 in the amount of Baht 25,483.8 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,483.8 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15.2 million.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2008 in the amount of Baht 25,499.0 million.

As at March 31, 2009 and December 31, 2008, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 13,736.4 million and Baht 13,981.4 million, respectively (See Note 4.2.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the quarter ended March 31, 2009 and for the year ended December 31, 2008, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 245.0 million and Baht 1,278.0 million, respectively (See Note 4.2.1).

4.3.6 As at March 31, 2009 and December 31, 2008, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,044,982.8	-	-	-	1,044,982.8
Special mentioned	35,807.0	-	-	-	35,807.0
Substandard	11,246.5	-	-	-	11,246.5
Doubtful	12,559.2	-	-	-	12,559.2
Doubtful of loss	35,951.5	12,275.3	2,762.4	1,790.3	52,779.5
Total	1,140,547.0	12,275.3	2,762.4	1,790.3	1,157,375.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,103,200.3	-	-	-	1,103,200.3
Special mentioned	26,311.5	-	-	-	26,311.5
Substandard	9,211.4	-	-	-	9,211.4
Doubtful	9,829.1	-	-	-	9,829.1
Doubtful of loss	36,070.5	11,937.4	2,440.4	1,639.6	52,087.9
Total	1,184,622.8	11,937.4	2,440.4	1,639.6	1,200,640.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS MARCH 31, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,038,113.7	-	-	-	1,038,113.7
Special mentioned	35,082.4	-	-	-	35,082.4
Substandard	11,190.7	-	-	-	11,190.7
Doubtful	12,459.1	-	-	-	12,459.1
Doubtful of loss	35,663.5	12,232.2	2,289.0	1,790.3	51,975.0
Total	1,132,509.4	12,232.2	2,289.0	1,790.3	1,148,820.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2008				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358.1	-	-	-	1,094,358.1
Special mentioned	26,087.2	-	-	-	26,087.2
Substandard	9,151.0	-	-	-	9,151.0
Doubtful	9,703.4	-	-	-	9,703.4
Doubtful of loss	35,807.2	11,924.6	1,963.5	1,639.6	51,334.9
Total	1,175,106.9	11,924.6	1,963.5	1,639.6	1,190,634.6

4.3.7 Troubled debt restructurings

Details of the loans of the Bank which were restructured during the quarters ended March 31, 2009 and 2008, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2009			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	54	141.5	Land, building, condominium	141.5
Debt restructuring in various forms	5,460	20,627.1		
Total	5,514	20,768.6		

The weighted average tenure of the above mentioned restructuring is 5.7 years; and the total debt outstanding after debt restructuring is Baht 20,768.6 million.

Million Baht

Restructuring Method	Cases	SEPARATE FINANCIAL STATEMENTS 2008 Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	31	388.2	Land, building	386.2
Debt restructuring in various forms	3,722	8,283.5		
Total	3,753	8,671.7		

The weighted average tenure of the above mentioned restructuring is 3.5 years; and the total debt outstanding after debt restructuring is Baht 8,671.7 million.

For the quarters ended March 31, 2009 and 2008, the Bank recognized interest income from restructured debts amounting to Baht 1,324.3 million and Baht 1,389.2 million, respectively.

As at March 31, 2009 and December 31, 2008, the Bank had balance of loans to restructured debtors amounting to Baht 117,097.2 million and Baht 111,632.6 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the quarters ended March 31, 2009 and 2008 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

4.4 Borrowings

4.4.1 Classified by types of securities and sources of fund as at March 31, 2009 and December 31, 2008, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	March 31, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,981.6	15,981.6	-	15,724.3	15,724.3
Bills of exchange	87,480.5	-	87,480.5	58,931.7	-	58,931.7
Others	345.8	1,248.5	1,594.3	331.9	899.0	1,230.9
Less Discount on borrowings	-	(6,746.9)	(6,746.9)	-	(6,759.5)	(6,759.5)
Total	87,826.3	10,483.2	98,309.5	59,263.6	9,863.8	69,127.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	March 31, 2009			December 31, 2008		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	15,981.6	15,981.6	-	15,724.3	15,724.3
Bills of exchange	87,480.5	-	87,480.5	58,931.7	-	58,931.7
Others	345.8	-	345.8	331.9	-	331.9
Less Discount on borrowings	-	(6,746.9)	(6,746.9)	-	(6,759.5)	(6,759.5)
Total	87,826.3	9,234.7	97,061.0	59,263.6	8,964.8	68,228.4

4.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2009 and December 31, 2008, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS					
Types	Currency	Maturity	Interest Rate	Amount	
				March 31, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.25% - 3.50%	87,480.5	58,931.7
Others	MYR	2009	1.50% - 3.57%	1,248.5	899.0
	THB	2009	0.50%	2.2	3.1
Total short-term borrowings				88,731.2	59,833.8
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	15,981.6	15,724.3
Others	THB	2009 - 2015	0.00% - 0.50%	343.6	328.8
Less Discount on borrowings				(6,746.9)	(6,759.5)
Total long-term borrowings				9,578.3	9,293.6
Total				98,309.5	69,127.4

Million Baht

SEPARATE FINANCIAL STATEMENTS					
Types	Currency	Maturity	Interest Rate	Amount	
				March 31, 2009	December 31, 2008
Short-term borrowings					
Bills of exchange	THB	2009 - 2010	1.25% - 3.50%	87,480.5	58,931.7
Others	THB	2009	0.50%	2.2	3.1
Total short-term borrowings				87,482.7	58,934.8
Long-term borrowings					
Unsecured subordinated notes	USD	2029	9.025%	15,981.6	15,724.3
Others	THB	2009 - 2015	0.00% - 0.50%	343.6	328.8
Less Discount on borrowings				(6,746.9)	(6,759.5)
Total long-term borrowings				9,578.3	9,293.6
Total				97,061.0	68,228.4

4.5 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at March 31, 2009 and December 31, 2008, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	March 31, 2009	December 31, 2008
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

   1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

4.6 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

As at March 31, 2009 and December 31, 2008, the Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

		Million Baht
	March 31, 2009	**December 31, 2008**
Tier 1 capital	142,279.3	142,236.4
Paid-up share capital	19,088.4	19,088.4
Premium on share capital	56,346.2	56,346.2
Legal reserve	13,000.0	13,000.0
Reserves appropriated from the net profit	46,500.0	46,500.0
Retained earnings after appropriation	7,944.9	7,944.9
Deductions from Tier 1 capital	(600.2)	(643.1)
Tier 2 capital	34,298.3	33,604.9
Total capital fund	176,381.4	175,645.1
Total capital fund before deductions	176,577.6	175,841.3
Deductions from total capital fund	(196.2)	(196.2)

	Percentage	
	March 31, 2009	**December 31, 2008**
Total capital to risk assets	14.2	13.8
Tier 1 capital to risk assets	11.4	11.2

4.7 The appropriation of the profit and the dividends payment

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 26, 2008.

4.8 Commitments

As at March 31, 2009 and December 31, 2008, the Bank and subsidiaries had commitments as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	March 31, 2009			December 31, 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,398.5	184.9	2,583.4	2,309.4	92.2	2,401.6
Guarantees of loans	625.7	3,082.1	3,707.8	475.7	3,366.0	3,841.7
Other guarantees	77,866.6	14,246.1	92,112.7	77,584.3	16,508.8	94,093.1
Liability under unmatured import bills	1,416.5	8,003.2	9,419.7	1,123.7	9,431.3	10,555.0
Letters of credit	652.6	25,742.5	26,395.1	606.1	25,507.0	26,113.1
Foreign exchange agreements						
Bought	18,853.0	270,865.7	289,718.7	13,975.2	278,289.8	292,265.0
Sold	17,859.2	423,776.9	441,636.1	13,012.2	431,827.7	444,839.9
Interest rate agreements						
Bought	-	1,456.6	1,456.6	1,800.0	1,432.7	3,232.7
Sold	-	1,456.6	1,456.6	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,776.3	1,776.3	-	1,747.2	1,747.2
Amount of unused bank overdraft	136,952.6	2,429.4	139,382.0	133,705.0	2,558.6	136,263.6
Others	11,368.5	3,153.0	14,521.5	29,409.6	1,517.8	30,927.4
Total	267,993.2	756,173.3	1,024,166.5	275,801.2	773,711.8	1,049,513.0

Million Baht

SEPARATE FINANCIAL STATEMENTS

	March 31, 2009			December 31, 2008		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,398.5	184.9	2,583.4	2,309.4	92.2	2,401.6
Guarantees of loans	620.7	2,887.8	3,508.5	470.7	3,156.7	3,627.4
Other guarantees	77,868.1	13,483.1	91,351.2	77,585.8	15,680.6	93,266.4
Liability under unmatured import bills	1,416.5	7,889.8	9,306.3	1,123.7	9,300.5	10,424.2
Letters of credit	652.6	25,623.3	26,275.9	606.1	25,303.5	25,909.6
Foreign exchange agreements						
Bought	18,851.4	269,954.7	288,806.1	13,973.8	277,968.1	291,941.9
Sold	17,857.6	422,465.1	440,322.7	13,010.9	431,517.5	444,528.4
Interest rate agreements						
Bought	-	1,456.6	1,456.6	1,800.0	1,432.7	3,232.7
Sold	-	1,456.6	1,456.6	1,800.0	1,432.7	3,232.7
Credit derivatives	-	1,776.3	1,776.3	-	1,747.2	1,747.2
Amount of unused bank overdraft	136,952.6	1,372.9	138,325.5	133,705.0	1,489.9	135,194.9
Others	11,362.6	3,153.0	14,515.6	29,409.6	1,517.8	30,927.4
Total	267,980.6	751,704.1	1,019,684.7	275,795.0	770,639.4	1,046,434.4

4.9 Assets pledged as collateral and under restriction

The Bank had deposit accounts placed with foreign banks to be used as investments in overseas branches and subsidiaries with usage restrictions in accordance with the regulations of local government agencies. As at March 31, 2009 and December 31, 2008, such deposits amounted to Baht 14,601.6 million and Baht 14,361.9 million, respectively.

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at March 31, 2009 and December 31, 2008 amounted to Baht 6,327.3 million and Baht 296.3 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at March 31, 2009 and December 31, 2008 amounted to Baht 5.6 million and Baht 19.2 million, respectively.

4.10 Litigation

As at March 31, 2009 and December 31, 2008, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.11 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

As at March 31, 2009 and December 31, 2008, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	MARCH 31, 2009		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	7,586.2	7,586.2	September 30, 2006 - April 1, 2018
Average month end balance	7,613.6	7,613.6	
Commitments			
Ending balance	299.9	299.9	April 8, 2009 - December 21, 2011
Average month end balance	317.1	317.1	
Other related parties			
Loans			
Ending balance	12,040.4	18,593.4	April 2, 2009 - June 28,2020
Average month end balance	12,335.2	19,057.9	
Commitments			
Ending balance	1,241.5	1,510.1	March 31, 2009 - September 30, 2011
Average month end balance	1,207.7	1,465.7	

Million Baht

	DECEMBER 31, 2008		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	7,826.9	7,826.9	June 28, 2006 - April 2, 2018
Average month end balance	7,800.5	7,800.5	
Commitments			
Ending balance	888.3	888.3	July 13, 2006 - December 21, 2011
Average month end balance	1,438.0	1,438.0	
Other related parties			
Loans			
Ending balance	12,240.1	19,047.5	January 5, 2009 - July 11, 2014
Average month end balance	15,797.2	21,915.5	
Commitments			
Ending balance	1,455.6	1,460.3	January 1, 2009 - September 30, 2011
Average month end balance	1,500.1	1,533.5	

For the quarter ended March 31, 2009, the Bank charged interest at rates between 1.25% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.5% to 13.0%, on money market loans between 3.2% to 5.45%, on default loans at 15.0% and on other loans between 1.25% to 11.5%.

For the year ended December 31, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 4.5% to 11.5%, on money market loans between 3.25% to 5.6%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

As at March 31, 2009 and December 31, 2008, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 3,123.4 million and Baht 3,141.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at March 31, 2009 and December 31, 2008 are shown in Note 4.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at March 31, 2009 and December 31, 2008 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		**SEPARATE FINANCIAL STATEMENTS**	
	March 31, 2009	**December 31, 2008**	**March 31, 2009**	**December 31, 2008**
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	-	-	6,553.0	6,807.5
Associated companies				
BSL Leasing Co., Ltd.	1,460.0	1,465.0	1,460.0	1,465.0
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	267.1	3.2
Bualuang Securities PCL.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	-	249.4	-	249.4
National ITMX Co., Ltd.	0.4	0.4	0.4	0.4

In the consolidated and the separate financial statements as at March 31, 2009 and December 31, 2008, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
LOANS				
ACL Bank PCL.	28.7	28.8	28.7	28.8
Asia Cement PCL.	0.0	-	0.0	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.	621.0	956.0	621.0	956.0
Thana Thep Printing Co., Ltd.	50.0	50.5	50.0	50.5
Toyota Leasing (Thailand) Co., Ltd.	5,000.0	5,000.0	5,000.0	5,000.0
COMMITMENTS				
ACL Bank PCL.	0.3	0.4	0.3	0.4
Asia Cement PCL.	436.8	436.9	436.8	436.9
Asia Lamp Industry Co., Ltd.	1.2	6.6	1.2	6.6
Thana Thep Printing Co., Ltd.	1.4	1.1	1.4	1.1

As at March 31, 2009 and December 31, 2008, the Bank had deposits from related parties as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
Subsidiaries				
BBL (Cayman) Limited	-	-	718.8	705.8
Bangkok Bank Berhad	-	-	67.0	86.8
Sinnsuptawee Asset Management Co., Ltd.	-	-	7.2	1,330.3
BBL Asset Management Co., Ltd.	-	-	29.1	11.6
Bualuang Securities PCL.	-	-	5.4	20.2
Associated companies				
BSL Leasing Co., Ltd.	19.2	25.5	19.2	25.5
National ITMX Co., Ltd.	3.4	2.1	3.4	2.1
PCC Capital Co., Ltd.	8.2	52.9	8.2	52.9
Processing Center Co., Ltd.	43.5	159.0	43.5	159.0
WTA (Thailand) Co., Ltd.	0.0	0.0	0.0	0.0
Thai Digital ID Co., Ltd.	29.0	43.5	29.0	43.5
Related restructured debtors	633.2	609.3	633.2	609.3
Other related parties	6,597.0	5,282.3	6,597.0	5,282.3

As at March 31, 2009 and December 31, 2008, the Bank had assets, liabilities and commitments with related parties, and changes thereto, which can be summarized as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	March 31, 2009	December 31, 2008	Change Increase (Decrease)	March 31, 2009	December 31, 2008	Change Increase (Decrease)
PLACEMENT						
Subsidiaries	-	-	-	214.1	1,572.9	(1,358.8)
LOANS						
Subsidiaries	-	-	-	6,553.0	6,807.5	(254.5)
Associated companies	1,460.0	1,465.0	(5.0)	1,460.0	1,465.0	(5.0)
Related restructured debtors	7,586.2	7,826.9	(240.7)	7,586.2	7,826.9	(240.7)
Other related parties	10,580.4	10,775.0	(194.6)	10,580.4	10,775.0	(194.6)
Total	19,626.6	20,066.9	(440.3)	26,179.6	26,874.4	(694.8)
OTHER ASSETS						
Subsidiaries	-	-	-	-	442.5	(442.5)
DEPOSITS						
Subsidiaries	-	-	-	827.5	2,154.7	(1,327.2)
Associated companies	103.3	283.0	(179.7)	103.3	283.0	(179.7)
Related restructured debtors	633.2	609.3	23.9	633.2	609.3	23.9
Other related parties	6,597.0	5,282.3	1,314.7	6,597.0	5,282.3	1,314.7
Total	7,333.5	6,174.6	1,158.9	8,161.0	8,329.3	(168.3)
BORROWINGS						
Subsidiaries	-	-	-	710.1	448.2	261.9
OTHER LIABILITIES						
Subsidiaries (Note 4.2)	-	-	-	1,591.0	1,591.0	-
COMMITMENTS						
Subsidiaries	-	-	-	268.6	4.7	263.9
Associated companies	0.4	249.8	(249.4)	0.4	249.8	(249.4)
Related restructured debtors	299.9	888.3	(588.4)	299.9	888.3	(588.4)
Other related parties	1,241.1	1,205.8	35.3	1,241.1	1,205.8	35.3
Total	1,541.4	2,343.9	(802.5)	1,810.0	2,348.6	(538.6)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at March 31, 2009 and December 31, 2008, material accrued income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		**SEPARATE FINANCIAL STATEMENTS**	
	March 31, 2009	**December 31, 2008**	**March 31, 2009**	**December 31, 2008**
Subsidiaries				
Accrued interest receivable	-	-	2.7	31.1
Fees receivable	-	-	0.1	-
Accrued interest payable	-	-	1.1	0.0
Associated companies				
Accrued interest receivable	10.1	15.1	10.1	15.1
Accrued interest payable	0.4	0.1	0.4	0.1
Other related parties				
Accrued interest receivable	59.3	123.8	59.3	123.8
Accrued interest payable	18.0	24.6	18.0	24.6

For the quarters ended March 31, 2009 and 2008, material income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	March 31, 2009	March 31, 2008	March 31, 2009	March 31, 2008
Subsidiaries				
Interest and discount received	-	-	85.4	74.4
Fees and service income	-	-	128.2	121.1
Dividend income	-	-	21.0	39.0
Other income	-	-	0.1	0.1
Interest paid	-	-	5.3	33.1
Other expenses	-	-	0.1	9.4
Associated companies				
Interest and discount received	31.8	34.5	31.8	34.5
Fees and service income	0.5	0.4	0.5	0.4
Dividend income	75.0	9.4	75.0	9.4
Other income	0.8	0.0	0.8	0.0
Interest paid	0.4	0.9	0.4	0.9
Other expenses	25.9	26.0	25.9	26.0
Other related parties				
Interest and discount received	262.6	316.8	262.6	316.8
Fees and service income	1.5	4.8	1.5	4.8
Interest paid	21.1	21.5	21.1	21.5
Other expenses	179.6	78.6	179.6	78.6

For the quarter ended March 31, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 598.4 million for Baht 430.1 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168.3 million, there was no gain or loss to the Bank from these sale transactions.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

		Million Baht
	2009	**2008**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) before tax	17.0	(61.7)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.1	0.1
Gain on disposal of securities	(1.3)	-
Interest and dividend income	(11.0)	(20.5)
Interest expenses	59.7	57.9
Proceeds from interest and dividend income	0.3	2.3
Interest expenses paid	(59.8)	(58.0)
Income (loss) from operations before change in operating assets and liabilities	5.0	(79.9)
Operating assets (increase) decrease		
Notes receivable	-	(61.6)
Receivables from rental of properties	(0.0)	(0.0)
Properties for sale	(366.3)	407.4
Prepaid expenses	0.0	0.0
Deposits	0.0	-
Operating liabilities increase (decrease)		
Accrued expenses	(4.2)	(4.1)
Deposits	1.2	0.4
Deposit for properties for sale rental	-	(0.5)
Other liabilities	0.0	(0.0)
Cash provided by (used in) operating activities before income tax	(364.3)	261.7
Income tax paid	(0.5)	(5.2)
Net cash provided by (used in) operating activities	(364.8)	256.5
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(965.6)	-
Proceeds from disposal of available-for-sale securities	723.0	-
Purchase of equipment	(0.0)	-
Net cash used in investing activities	(242.6)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(254.5)	(200.0)
Net cash used in financing activities	(254.5)	(200.0)
Net increase (decrease) in cash and cash equivalent items	(861.9)	56.5
Cash and cash equivalent items as at January 1,	869.1	344.2
Cash and cash equivalent items as at March 31,	7.2	400.7

4.12 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2009 and 2008 are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	16,178.4	2,741.6	(1,180.1)	17,739.9
Interest expenses	(4,965.4)	(1,810.8)	1,180.1	(5,596.1)
Net interest income	11,213.0	930.8	-	12,143.8
Non-interest income	6,342.5	343.5	(0.1)	6,685.9
Non-interest expenses	(10,058.2)	(1,645.1)	0.1	(11,703.2)
Income before income tax	7,497.3	(370.8)	-	7,126.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,646.8	4,215.0	(2,114.9)	19,746.9
Interest expenses	(5,852.6)	(3,225.8)	2,114.9	(6,963.5)
Net interest income	11,794.2	989.2	-	12,783.4
Non-interest income	5,916.3	458.6	(0.1)	6,374.8
Non-interest expenses	(9,647.2)	(1,183.7)	0.1	(10,830.8)
Income before income tax	8,063.3	264.1	-	8,327.4

Million Baht

SEPARATE FINANCIAL STATEMENTS

2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	16,321.1	2,528.4	(1,171.3)	17,678.2
Interest expenses	(4,968.2)	(1,690.9)	1,171.3	(5,487.8)
Net interest income	11,352.9	837.5	-	12,190.4
Non-interest income	5,961.6	317.0	(0.1)	6,278.5
Non-interest expenses	(9,887.6)	(1,590.5)	0.1	(11,478.0)
Income before income tax	7,426.9	(436.0)	-	6,990.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,710.3	3,926.7	(2,081.0)	19,556.0
Interest expenses	(5,855.2)	(3,041.7)	2,081.0	(6,815.9)
Net interest income	11,855.1	885.0	-	12,740.1
Non-interest income	5,600.0	430.3	(0.1)	6,030.2
Non-interest expenses	(9,440.9)	(1,090.2)	0.1	(10,531.0)
Income before income tax	8,014.2	225.1	-	8,239.3

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

4.13 Events after the balance sheet date

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2008) and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 26, 2008, and the remaining amount to be paid on May 7, 2009 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 7, 2009.

4.14 Approval of the financial statements

On May 12, 2009, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.